VF 5-23-03

03054191

AA 5/20/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAY 1 5 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M&T Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One M&T Plaza
(No. and Street)

Buffalo, (City) New York (State) 14203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Shatzkin (716) 842-5407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

3600 HSBC Center (Address) Buffalo, (City) New York, (State) 14203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8 5/20

OATH OR AFFIRMATION

I, Richard A. Shatzkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&T Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Administrative Vice President

Title

Patricia A. Moshenko

Notary Public

PATRICIA A. MOSHENKO #01MO4769290
Notary Public, State of New York
Qualified in Erie County
My Commission Expires: 11/30/05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

M&T SECURITIES, INC.

Financial Statements and Schedules

December 31, 2002

M&T SECURITIES, INC.
Index to Financial Statements
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
3600 HSBC Center
Buffalo NY 14203-2879
Telephone (716) 856 4650
Facsimile (716) 856 1208

Report of Independent Accountants

To the Board of Directors and Shareholder of
M&T Securities, Inc.

We have audited the accompanying statement of financial condition of M&T Securities, Inc. (the "Company") as of December 31, 2002, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M&T Securities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2003

M&T SECURITIES, INC.
Statement of Financial Condition
December 31, 2002

Assets:		
Deposits at parent:		
Operating accounts	$	2,663,946
Accounts segregated under federal regulations:		
Money market savings		1,823,647
Demand		1,543,458
Investment in Vision Money Market Mutual Fund		8,273,760
Commissions receivable		1,306,959
Furniture and equipment, at cost less accumulated depreciation of $1,459,544		1,333,597
Current income taxes receivable from parent		111,000
Deferred income taxes		426,691
Other assets		554,643
Total assets	$	18,037,701
Liabilities:		
Due to customers	$	3,367,105
Due to parent		1,261,875
Commissions payable		898,025
Other liabilities		1,122,890
Total liabilities		6,649,895
Stockholder's equity:		
Common stock, no par value, 200 shares authorized, 30 shares issued and outstanding		75,000
Additional paid-in capital		4,347,414
Retained earnings		6,965,392
Total stockholder's equity		11,387,806
Total liabilities and stockholder's equity	$	18,037,701

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Operations
Year Ended December 31, 2002

Revenues:	
Commissions	$ 38,934,374
Fees	9,241,713
Trading	1,512,444
Interest	143,789
Other	2,328,040
Total revenues	52,160,360
Expenses:	
Employee compensation and benefits	27,256,375
Occupancy	13,596,345
Advertising and promotion	1,172,366
Clearing broker fees	760,385
Other	4,991,619
Total expenses	47,777,090
Income before income taxes	4,383,270
Income taxes	1,787,000
Net income	$ 2,596,270

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:		
Net income	$	2,596,270
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		677,188
Provision for deferred income taxes		34,000
Net change in:		
Current income taxes payable/receivable to/from parent		(226,165)
Commissions payable		43,764
Commissions receivable		76,866
Other, net		457,395
Net cash provided by operating activities		3,659,318
Cash flows from investing activities:		
Purchases of furniture and equipment, net		(336,148)
Cash flows from financing activities:		
Net decrease in due to parent		(661,905)
Other, net		(29,738)
Net cash used in financing activities		(691,643)
Net increase in cash and cash equivalents		2,631,527
Cash and cash equivalents at beginning of year		8,306,179
Cash and cash equivalents at end of year	$	10,937,706

Supplemental disclosure of cash flow information

Interest received	$	144,818
Interest paid		1,029

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2002

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at January 1, 2002	$ 75,000	4,347,414	4,369,122	$ 8,791,536
Net income	-	-	2,596,270	2,596,270
Balance at December 31, 2002	$ 75,000	4,347,414	6,965,392	$ 11,387,806

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Notes to Financial Statements
December 31, 2002

1. Organization and operations

M&T Securities, Inc. ("the Company") is a wholly owned subsidiary of Manufacturers and Traders Trust Company ("M&T Bank"). The Company provides securities brokerage and investment advisory services.

The Company has an agreement with a clearing broker, National Financial Services, LLC ("NFS"), under which NFS maintains customer account records and executes individual securities and mutual fund transactions.

The Company does not trade securities on its own account. The Company acts as a riskless principal when conducting business involving U.S. government and municipal securities. In these types of transactions, the Company purchases the securities from related and independent parties at the market rate and simultaneously marks up the securities upon delivery to the customer. This mark-up is retained as profit and is reported as trading revenue in the statement of operations. No commission is charged to the customer on these types of transactions.

The Company sells mutual fund and annuity products in the banking offices of M&T Bank. The mutual fund activity is either self-cleared utilizing Fund/SERV, an automated service of National Securities Clearing Corporation that acts as a conduit to mutual fund companies, or cleared utilizing NFS. Annuities are self-cleared directly with insurance companies.

The Company has agreements with a mutual fund business trust, the Vision Group of Funds, under which the Company provides shareholder and other administrative services. M&T Bank, who acts as investment advisor to the Vision Group of Funds, assigned these agreements to the Company. The Company began providing services under these agreements in 2002. The associated revenues totaled $5,637,823 in 2002 and are included in fee revenues.

The Company is subject to applicable National Association of Securities Dealers, Inc. and Securities and Exchange Commission ("SEC") regulations.

2. Summary of significant accounting policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of significant accounting policies, continued

A summary of significant accounting policies used in the preparation of the financial statements follows:

Statement of cash flows

For purposes of this statement, cash and cash equivalents consist of operating checking and savings accounts with M&T Bank and investments in the Vision Money Market Mutual Fund.

Investment in Vision Money Market Mutual Fund

The Company invests available funds in excess of anticipated liquidity requirements in the Vision Money Market Mutual Fund. The Vision Money Market Mutual Fund predominately invests in U.S. Treasury bills, certificates of deposit issued by banks and commercial paper issued by corporations. Income earned on the Company's investment in the Vision Money Market Mutual Fund is included in interest income.

Commissions and clearing broker fees

Brokerage services commissions and commissions related to sales of mutual funds and annuities that are reasonably estimable are recorded as income on the trade date. Broker fees and other expenses are recognized as incurred.

Stock-based compensation

The Company's employees have been awarded stock options under stock option plans of M&T Bank Corporation ("M&T"), the ultimate parent company of M&T Bank. Through December 31, 2002, the Company applied the intrinsic value method prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock-based compensation awards to employees. Accordingly, no compensation expense was recognized for stock option awards since the exercise price of stock options granted was equal to the market price of the underlying stock at date of grant. Compensation expense was not recognized for rights granted to employees of the Company under M&T's stock purchase plan as such rights were considered to be noncompensatory under APB No. 25.

2. **Summary of significant accounting policies, continued**

Stock-based compensation, continued

Effective January 1, 2003, the Company adopted the recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." The Company elected the retroactive restatement transition method. Had compensation expense for stock-based compensation plans been determined consistent with SFAS No. 123, as amended, net income would be reduced by $851,777 for the year ended December 31, 2002. The Company expects that stock-based employee compensation determined under the fair value method, net of applicable tax effects, will be approximately $1 million in 2003.

As of December 31, 2002, outstanding stock options awarded to the Company's employees totaled 222,296, of which 60,386 were exercisable.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed principally using the straight-line method over the estimated useful lives of the assets, which are from three to ten years.

Income taxes

The Company is included in the consolidated federal and combined New York State income tax returns of M&T. Pursuant to an intercompany tax sharing agreement with M&T, the Company remits tax payments to M&T Bank as if it filed a separate return and receives benefits for losses recognized in consolidation.

Deferred tax assets and liabilities are recognized for the future tax effects attributable to differences between the financial statement value of existing assets and liabilities and their respective tax bases and carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

3. Pension plan and other postretirement benefits

The Company participates in M&T's noncontributory defined benefit pension plan covering substantially all full-time employees. Pension benefits accrue to participants based on their level of compensation and number of years of service. Amounts contributed to the plan are sufficient to meet Internal Revenue Code funding standards. Net periodic pension expense recognized by the Company in 2002 was $215,131 and is included in employee compensation and benefits expense.

The Company also participates in M&T's health care and life insurance benefits plan which provides benefits for qualified retired employees who reached the age of 55 while working for M&T or its subsidiaries. Substantially all salaried employees are covered in the plan. The postretirement benefits expense recognized by the Company in 2002 was $84,310, and is included in employee compensation and benefits expense.

Additionally, the Company participates in the M&T Bank Corporation Retirement Savings Plan and Trust ("Savings Plan"). The Savings Plan is a defined contribution plan in which eligible employees may defer up to 15% of qualified compensation via contributions to the plan. The Company makes an employer matching contribution to the Savings Plan in an amount equal to 75% of an employee's contribution, up to 4.5% of the employee's qualified compensation. The Company's 2002 contributions to the Savings Plan totaled $720,877 and are included in employee compensation and benefits expense.

4. Income taxes

The components of income taxes were as follows:

Current	
Federal	$ 1,396,000
State and city	357,000
Total current	1,753,000
Deferred	
Federal	21,000
State and city	13,000
Total deferred	34,000
Total income tax expense	$ 1,787,000

4. Income taxes, continued

Total income tax expense differed from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

Income tax expense at statutory rate	$ 1,534,145
State and city income taxes, net of federal income tax effect	240,500
Other	12,355
	$ 1,787,000

Deferred tax assets were comprised of the following:

Depreciation	$ 194,000
Incentive compensation plans	135,000
Retirement benefits	84,000
Other	13,691
Deferred tax asset	$ 426,691

The Company believes that it is more likely than not that the deferred tax asset will be realized through taxable earnings or alternative tax strategies.

5. Related party transactions

Cash and money-market assets

The Company maintains checking and savings accounts with M&T Bank. At December 31, 2002, certain of these accounts were overdrawn by $398,111. Such amount is included in due to parent in the statement of financial condition. When available, funds are invested overnight in the Vision Money Market Mutual Fund, a mutual fund managed by M&T Bank. The Company also maintains deposit accounts with M&T Bank that are segregated for the benefit of customers under rule 15c3-3 of the SEC.

Interest-earning accounts with M&T Bank earn interest at the market rates paid by M&T Bank on similar deposits to unrelated parties.

5. Related party transactions, continued

Occupancy

The Company leases space within banking offices of M&T Bank. The lease agreement remains in effect until terminated by either party with ninety days written notice. Pursuant to the terms of this agreement, rent expense incurred during 2002 related to premises of M&T Bank occupied by the Company totaled $12,920,845, and was equal to 32% of adjusted gross commission income earned by the Company from sales at banking offices.

The Company also occupies office space in facilities owned by M&T Bank. Occupancy expense related to these facilities amounted to $673,803 in 2002.

Payable due to parent

Amounts payable to M&T Bank resulting from the transactions noted herein are generally paid on a monthly basis.

Government and municipal securities

In conducting business as a riskless principal, the Company purchases securities from the inventory of M&T Bank at the market rate, as well as from unaffiliated brokers and dealers.

Brokerage services

The Company executes securities transactions for M&T. Commission revenue related to these transactions amounted to $42,203 in 2002.

Training

The Company conducts technical training sessions for employees of M&T Bank. Amounts received from M&T Bank reimbursing the Company for these sessions totaled $364,470 in 2002 and are included as a reduction of other expenses in the statement of operations. Additionally, M&T Bank provides training services to employees of the Company. Amounts paid by the Company to M&T Bank for training totaled $49,599 in 2002 and are included in other expenses in the statement of operations.

6. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital calculated in accordance with SEC Rule 15c3-1 (see Schedule I) was $8,001,733 at December 31, 2002, which was $7,558,407 in excess of the minimum required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.83 to 1 at December 31, 2002.

7. Contingent liabilities

In the normal course of business, the Company executes transactions on behalf of customers. If such transactions do not settle because of failure to perform by a party to the transaction, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction. The Company does not expect to incur any significant losses as a result of this type of nonperformance.

The Company clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has not experienced any material losses as a result of these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The Company is subject in the normal course of business to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability, if any, arising out of litigation pending against the Company will be material to the Company's financial position, but at the present time is not in a position to determine whether such litigation will have a material adverse effect on the Company's results of operations in any future reporting period.

Schedule I

M&T SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

Net capital

Stockholder's equity	$	11,387,806
Capital adjustment for non-allowable assets:		
Deferred income taxes		426,691
Furniture and equipment		1,333,597
Various asset accounts not offset against related liabilities		1,460,310
Net capital before haircut on securities positions		8,167,208
Haircut on securities positions		165,475
Net capital		8,001,733
Required net capital (6 2/3% of aggregate indebetedness of $6,649,895)		443,326
Excess net capital	$	7,558,407

There are no material differences in the amount of net capital presented above and the amount reported by the Company in Part II of Form X-17A-5 as of December 31, 2002.

M&T SECURITIES, INC.
Statement of Exemption Under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2002

The Company claims exemption under Rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with the conditions of exemption under paragraph (k)(2)(i) and (ii) of Rule 15c3-3 dealing with introducing brokers.